UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2010

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of OceanFreight Inc. (the “Company”) dated August 09, 2010: OceanFreight Inc. Regains Compliance With NASDAQ Minimum Bid Price Requirement.

This Report on Form 6-K and the exhibit hereto is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-160784) as filed with the Securities and Exchange Commission (the "Commission") and declared effective on September 25, 2009 and the Company's Registration Statement on Form F-3 (File No. 333-164306) as filed with the Commission and declared effective on January 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  August 09, 2010

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer

Exhibit 99.1

OCEANFREIGHT INC. REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

August 9, 2010 - Athens, Greece - OceanFreight Inc. (NASDAQ: OCNF) (the “Company”) today announced that it has regained compliance with the minimum bid price requirement set forth in NASDAQ Listing Rule 5450(a)(1).  On August 6, 2010, the Company received a letter from The NASDAQ Stock Market (the “NASDAQ”) confirming that the closing bid price of the Company’s common stock has been at $1.00 per share or greater for at least 10 consecutive business days, from July 23, 2010 through August 5, 2010.

As previously announced, on March 1, 2010, the Company received a notice from the NASDAQ staff indicating that the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing on the NASDAQ Global Market, as set forth in Listing Rule 5450(a)(1).  The Company was provided a grace period of 180 days to regain compliance with Listing Rule 5450(a)(1).  As a result of the Company having satisfied the minimum bid requirement for at least 10 consecutive business days, the NASDAQ staff has advised the Company that the matter is now closed.

About the Company

OceanFreight Inc. is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 12 vessels comprising of nine drybulk vessels (four Capesize, five Panamaxes) and three crude carrier tankers (one Suezmax, two Aframaxes) with a combined deadweight tonnage of about 1.4 million tons.

The Company’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com.

Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com